UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD

Specialized Disclosure Report

TASEKO MINES LIMITED
(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-31965	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12th Floor - 1040 West Georgia Street
Vancouver, British Columbia, Canada V6E 4H1

(Address of principal executive offices)

Bryce Hamming, Chief Financial Officer

(778) 373-4533
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

__________

SECTION 1 CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 Exhibit

Not applicable.

SECTION 2 RESOURCE EXTRACTION ISSUED DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Taseko Mines Limited (the "Company") is subject to Canada's Extractive Sector Transparency Measures Act ("ESTMA") as a Canadian incorporated issuer. In accordance with its obligations under ESTMA, the Company files an annual report with the Government of Canada that discloses the Company's resource extraction payments during the year (the "Annual ESTMA Report"). The United States Securities and Exchange Commission has deemed the ESTMA to be an "alternative reporting regime" for the purposes of satisfying the disclosure requirements of Rule 13q-1 of the Securities Exchange Act of 1934, as amended. Accordingly, the Company has determined to rely on the alternative reporting provision of Item 2.01 and is providing its Annual ESTMA Report for the year ended December 31, 2025 to satisfy the requirements of Item 2.01.

The Company's ESTMA report is available on the Company's website at:

https://www.tasekomines.com/_resources/investors/estma_2025.pdf

The Company's ESTMA report can also be accessed through the Government of Canada's website at:

https://natural-resources.canada.ca/minerals-mining/services-mining-industry/extractive-sector-transparency/links-estma-reports

The payment disclosure required by Form SD is included in the Annual ESTMA Report filed as Exhibit 2.01 to this Form SD.

SECTION 3 - EXHIBITS

The following exhibit is filed as part of this report.

Exhibit Number	Description

2.01	Extractive Sector Transparency Measures Act - Annual Report of Taseko Mines Limited for the year ended December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DATE: June 8, 2026	TASEKO MINES LIMITED By: /s/ Bryce Hamming Bryce Hamming Chief Financial Officer